FENNEC PHARMACEUTICALS INC.

PO Box 13628, 68 TW Alexander Drive

Research Triangle Park, NC 27709

(919) 636-4530

April 11, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fennec Pharmaceuticals Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-204095

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Fennec Pharmaceuticals Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-204095), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on May 12, 2015. No amendments were filed with respect to the Registration Statement.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the written order granting withdrawal of the Registration Statement to the Company’s U.S. securities counsel, Rutan & Tucker, LLP, Attn: Garett Sleichter, 611 Anton Blvd., 14th Floor, Costa Mesa, CA 92626, facsimile number (714) 546-9035, e-mail gsleichter@rutan.com.

If you have any questions regarding the foregoing request for withdrawal, please contact our U.S. securities counsel, Garett Sleichter of Rutan & Tucker, LLP at (714) 641-3495.

Very truly yours,

FENNEC PHARMACEUTICALS INC.
a British Columbia corporation

/s/ Rostislav Raykov
Rostislav Raykov
Chief Executive Officer

cc:	Garett Sleichter